SEC FILE NUMBER 001-32209

CUSIP NUMBER 94946T106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WellCare Health Plans, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

8725 Henderson Road, Renaissance One
Address of Principal Executive Office (Street and Number)

Tampa, Florida  33634
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Annual Report on Form 10-K of WellCare Health Plans, Inc. (referred to in this Form 12b-25 as “we,” “our,” “us,” or the “Company”) for the year ended December 31, 2008 (the “2008 10-K”), could not be filed timely with the U.S. Securities and Exchange Commission (the “SEC”) in light of the circumstances described below.

Background

As previously disclosed, on October 24, 2007, certain federal and state agencies executed a search warrant at our headquarters in Tampa, Florida.  Our Board of Directors (the “Board”) formed a special committee (the “Special Committee”) comprised of independent directors to, among other things, investigate independently and otherwise assess the facts and circumstances raised in any federal or state regulatory or enforcement inquiries (including, without limitation, any matters relating to accounting and operational issues) and in any private party proceedings, and develop and recommend remedial measures to the Board for its consideration.  The Special Committee and the Company are cooperating fully with federal and state regulators and enforcement officials in these matters.  The Special Committee’s review is ongoing and we cannot provide assurances as to when it will be completed.

Upon consideration of certain issues identified in the Special Committee investigation and after discussions with management and our independent registered public accounting firm, the Audit Committee of the Board (the “Audit Committee”) recommended to the Board, and the Board thereafter concluded, that we should restate our previously issued consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, including the quarterly periods contained therein, and the three-month period ended March 31, 2007 and the three- and six-month periods ended June 30, 2007, which were included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 10-K”) that we filed with the SEC on January 26, 2009.

The filing of our 2008 10-K is delayed due to, among other things, the delay in completing and filing our 2007 10-K.  For additional information regarding these matters, please refer to our 2007 10-K and Quarterly Reports on Form 10-Q for each of the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 (collectively, the “2008 Form 10-Qs”).

Anticipated Significant Changes in Results of Operations

Although the Company is currently unable to file its 2008 10-K, it anticipates that it will experience significant changes in its results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in such report when ultimately filed.   The Company is still completing its financial statements
for the year ended December 31, 2008, and it is unable to determine additional amounts, if any, that may need to be recorded. However, the Company’s preliminary financial results indicate the following:

Membership and Anticipated Changes

As reflected in the following table, which is organized by segment and line of business, the Company’s total membership as of December 31, 2008 is expected to increase from the prior year period.

	December 31,
	2008	2007
Medicaid
TANF	1,039,000	927,000
S-CHIP	164,000	203,000
SSI	75,000	72,000
FHP	22,000	30,000
	1,300,000	1,232,000

Medicare
MA	246,000	158,000
PDP	986,000	983,000
	1,232,000	1,141,000

Total	2,532,000	2,373,000

●
Premium revenue is expected to increase by approximately $1.2 billion, or 22%, in the year ended December 31, 2008 compared to the prior year period.  Membership growth accounted for most of the change, primarily as a result of continued growth in the Medicare private fee-for-service business that was launched in 2007 and the Company’s other Medicare Advantage products.  The remaining increase in our year-over-year premium revenue is attributable to increased rates in some of our lines of business or markets.

●
Medical benefits expense is expected to increase by approximately $1.3 billion, or 31%, in the year ended December 31, 2008 compared to the prior year period.  Membership growth accounted for most of the increase, which was largely due to the growth of our private fee-for-service membership in 2008.  The demographic mix of our members and overall increased utilization patterns and costs also contributed to the balance of the increase in the year over year period.

Since the Company did not file its 2007 10-K timely, a favorable adjustment to medical benefits payable and medical benefits expense to reflect the difference between actual claims paid and its original actuarially determined estimate of approximately $93 million was recorded in the year ended December 31, 2007.  Conversely, during the year ended December 31, 2008, the Company was not able to review substantially complete claims information.  Therefore, the Company recorded its medical benefits payable and medical benefits expense by estimating its incurred, but not reported claims using industry actuarial methods.  The recording of the accrual, without the off-setting benefit of the favorable development that otherwise would have been recorded in 2008 if we had timely filed our 2007 10-K, resulted in an increase in our medical benefits ratio (“MBR”), the ratio of our medical benefits expense to the premiums we receive, of approximately 1.4% in 2008.  MBRs for the years ended December 31, 2008 and 2007 were 85.3% and 79.4%, respectively.  Absent the adjustment that was recorded in 2007 for the favorable medical benefits development, our MBRs would have been 83.9% and 81.2% for the years ended December 31, 2008 and 2007, respectively.

●
Investment and other income is expected to decrease by approximately $47 million, or 55%, in the year ended December 31, 2008 compared to the prior year period.  The decrease is partially attributable to the non-recurring gain from the settlement of a legal matter in the amount of $9 million which was recorded in 2007.  A similar gain did not occur in the current year period.  The remaining change is expected to be a result of a lower interest rate environment, coupled with an overall decrease in invested assets.

●
Selling, general and administrative expense is expected to increase by approximately $167 million, or 22%, in the year ended December 31, 2008 compared to the prior year period.  Administrative expenses associated with, or consequential to, the government and Special Committee investigations, including legal fees, consulting fees, employee recruitment and retention costs, and similar expenses were approximately $103 million and $21 million in the year ended December 31, 2008 and 2007, respectively.  The remaining increase was due to increased spending necessary to support our membership growth.  Our selling, general and adminstrative expense to revenue ratio was 14.3% and 14.2% for the years ended December 31, 2008 and 2007, respectively.

●
Income tax is expected to decrease by approximately $147 million, or 91%, in the year ended December 31, 2008 compared to the prior year period.  The effective tax rate was approximately 58% and 43% in the years ended December 31, 2008 and 2007, respectively.  The increase in the effective tax rate is expected to be attributable to the non-deductibility of certain compensation costs related to senior management changes in 2008, and state taxes, partially off-set by the benefit of tax exempt income.

●
Net income is expected to decrease by approximately $206 million, or 95%, in the year ended December 31, 2008 compared to the prior year period.  The decrease is primarily due to the increase in MBR, as medical benefits expense grew at a faster pace than premium revenues during the year ended December 31, 2008 and the increase in selling, general and administrative expenses associated with, or consequential to, the government and Special Committee investigations during the year.

Goodwill

The Company is completing its process to review its goodwill and other intangible assets to determine if there was an impairment as of December 31, 2008.  It is possible that an impairment has occurred, but the Company has not yet been able to quantify the impact of any such impairment, if one is deemed to have occurred, on its financial statements.  However, if there is an impairment, the impact could be material, possibly even resulting in a full year net loss.

In addition to the anticipated significant changes noted above, there may be other significant changes in the Company’s results of operations that have not yet been identified as of the date of this report when the Company subsequently files its 2008 10-K.  Consequently, there may be additional significant changes not yet identified when comparing its results of operations for 2007 and 2008.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas F. O’Neil III	813	206-1378
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes☑ No☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐
Please see “Anticipated Significant Changes in Results of Operations” in Part III above.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see "Anticipated Significant Changes in Results of Operations" in Part III above.

WellCare Health Plans, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2009	By	/s/ Thomas Tran

Thomas Tran Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

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